Letter to Shareholders regarding Meeting and Information Circular dated August 2, 2012

Dear Shareholders:

The attached Information Circular has been initiated by our Board of Directors as a further step towards improving the Company’s governance of compensation practices. The area of executive and director compensation has in recent years been scrutinized by various shareholder advocacy groups and governance proponents.

As part of the review of the Company’s compensation practices, the Human Resources Committee of the Board engaged the services of an independent advisory firm specializing in such matters. It is clear that stock options are an important part of compensation plans to attract and retain competent senior executives in a highly competitive market place. The same is also true to retain experienced directors.

In accordance with the objective to incorporate current compensation governance standards and expectations in the market place, on August 1, 2012 the Nevsun Board approved a new stock option plan, subject to Shareholder and Toronto Stock Exchange approval.

The new plan further restricts the number of options that may be granted in total and also significantly reduces the number of options that may be granted to non-employee directors.

Management and the Board look for your support to approve the new stock option plan. More fulsome explanations are included in the Information Circular.

Regards,

“Clifford T. Davis”

Chief Executive Officer
NEVSUN RESOURCES LTD